SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES
STATEMENT OF CONSOLIDATED INCOME
CONSOLIDATED BALANCE SHEET
STATEMENT OF CONSOLIDATED CASH FLOWS
STATEMENT OF CONSOLIDATED RETAINED INCOME
OPERATING RESULTS
OTHER INCOME STATEMENT ITEMS
CHANGES IN ACCOUNTING POLICY
LIQUIDITY AND CAPITAL RESOURCES
BUSINESS RISKS AND CRITICAL ACCOUNTING ESTIMATES
FORWARD-LOOKING INFORMATION
Letter to SEC

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 6, 2003		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Senior Assistant Corporate Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS

THIRD QUARTER REPORT 2003

CANADIAN PACIFIC RAILWAY

Ingenuity.

Release: Immediate, Oct. 30, 2003

Third-quarter 2003 results
CANADIAN PACIFIC RAILWAY CONTINUES STEADY GROWTH;
GRAIN RECOVERY UNDER WAY, READY FOR COAL REBOUND

➢	Freight volumes up 5% driven by grain, sulphur, fertilizers, intermodal

➢	Stronger Canadian dollar reduced revenues by $53 million, operating income by $17 million

➢	Crews trained, new locomotives and freight cars acquired for rebound in bulk commodities

➢	Employee productivity up 5% on workload basis

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported a 45-per-cent increase in net income to $95 million in the third quarter of 2003, compared with $65 million in the same period last year. Diluted earnings per share were $0.59 in the three-month period ending Sept. 30, 2003, compared with $0.41 in the third quarter of 2002.

Excluding foreign exchange losses on long-term debt, income was $99 million in the third quarter of 2003, compared with $108 million in the same period of 2002. Diluted earnings per share on this basis were $0.62, compared with $0.68.

Business strengthened progressively through the third quarter of 2003, generating higher freight volumes than in any previous July-to-September period. However, results were negatively affected by the conversion of U.S. dollar-denominated revenues and expenses to Canadian dollars. The 13-per-cent year-over-year appreciation in the Canadian dollar in third-quarter 2003 reduced revenue by $53 million and reduced expenses by $36 million. The net impact on operating income was $17 million, and on net income before foreign exchange on long-term debt the net impact was $7 million (or $0.05 per diluted share on this basis). CPR’s operating income was $209 million, down 7 per cent from third-quarter 2002, and its operating ratio was 76.9 per cent, compared with 75.6 per cent.

“The quarter played out as we expected it would, with steady growth in freight traffic as the period progressed and continued gains in our pricing initiatives,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “We made a decision to accelerate our track work program in Western Canada in anticipation of a strong fourth quarter. We also brought on 35 additional high-capacity locomotives in September, four months ahead of schedule, and trained more crews for our western service areas. In addition, we will by mid-November have expanded our grain car fleet with about 2,800 cars and by year-end will have changed out a large part of our intermodal car fleet for 2,000 more productive and standardized double-stack cars.

“While the accelerated track work had a short-term negative impact on the fluidity of our network, it has expanded CPR’s freight capacity for a fourth-quarter rebound that is developing as expected. A larger grain crop has begun moving off the prairies, our intermodal business remains robust and we are ready for a recovery of coal volumes.”

Total revenues were $904 million in the third quarter of 2003, compared with $917 million in third-quarter 2002. Without the impact of foreign exchange, freight revenue would have grown by 5 per cent.

➢	Grain revenue increased $15 million, or 9 per cent ($26 million prior to the effects of foreign exchange), reflecting strong U.S. volumes and movement of a substantially larger Canadian crop.

➢	Intermodal revenue increased $6 million, or 2 per cent ($16 million prior to the effects of foreign exchange), driven by solid West Coast imports.

➢	Sulphur and fertilizer revenues were up $5 million, or 5 per cent ($9 million prior to the effects of foreign exchange), reflecting strong exports of sulphur and potash.

Operating expenses were $696 million in the third quarter of 2003, up marginally over the same period of 2002, including the beneficial impact of foreign exchange.

Compensation and benefits expense remained flat. Job reductions related to productivity measures announced in June 2003 were partially offset by selective hiring to handle business in growth areas. In addition, lower variable incentive compensation costs and foreign exchange rates offset higher costs associated with inflation and pensions.

CPR’s fuel expense was also flat despite higher volumes of freight and a 15-per-cent increase in the price of crude in the third quarter, compared with the same period of 2002. The railway’s hedging program, improved fuel efficiency and foreign exchange offset volume-related consumption and the sharply higher crude prices.

“Our key productivity indicators moved in the right direction in the quarter,” Mr. Ritchie said. “There were improvements in safety, employee productivity, train weights and lengths, and fuel consumption rates. We also successfully implemented a pilot for our new freight yard management system. These accomplishments were made in the quarter even as we expanded track maintenance programs and successfully managed a seven-week strike by our traffic controllers.”

YEAR-TO-DATE RESULTS

For the first nine months of 2003, CPR’s net income declined to $226 million, from $370 million in the same period of 2002. Diluted earnings per share were $1.42, compared with $2.33.

Income in the first three quarters of 2003, excluding foreign exchange gains on long-term debt and non-recurring items, was $224 million, compared with $287 million in the same period last year. Non-recurring items included a benefit of $72 million in 2002 from an income tax settlement and a special charge of $150 million after tax in 2003, which recognizes the cost of productivity measures and a write-down to fair value of under-performing assets. On the same basis, diluted earnings per share were $1.40, compared with $1.81.

A 10-per-cent year-over-year appreciation in the Canadian dollar against the U.S. dollar during the first nine months of 2003 reduced revenue by $112 million, operating income by $32 million, and net income before foreign exchange on long-term debt by $12 million (or $0.08 per diluted share on this basis).

Operating income, excluding the special charge, was $517 million in the first nine months of 2003, a decline of 16 per cent from the same period of 2002. While the stronger Canadian dollar reduced revenues by $112 million, it had a favourable impact on expenses of $81 million. Persistently high fuel prices and severe winter operating conditions also contributed to the decline. Excluding the special charge, CPR’s operating ratio for the same period was 80.8 per cent, compared with 77.2 per cent.

Year to date, total revenues were $2,697 million, compared with $2,715 million in the first nine months of 2002. Excluding the effects of the stronger Canadian dollar, freight revenue grew in line with a 4-per-cent increase in volumes. Intermodal volumes were up 9 per cent, mainly due to growth in the international container market, and sulphur and fertilizer volumes increased 15 per cent. Grain volumes rose 3 per cent. Industrial products volumes were up 3 per cent. Forest products volumes were flat. Automotive volumes declined 11 per cent and coal volumes were down 3 per cent.

Operating expenses, excluding the special charge, were $2,180 million in the first nine months of 2003, compared with $2,097 million in the same period of 2002. High fuel prices, net of hedging gains, as well as increased volumes were responsible for an increase of $36 million, or 14 per cent, in fuel expense. Purchased service expense increased $32 million, or 8 per cent, due to sharply higher insurance premiums, a rise in derailment costs early in 2003, and the benefit of a $15-million insurance settlement in the first quarter of 2002. Depreciation and amortization expense increased $22 million, or 8 per cent, due to investments in new assets. A decline of $9 million, or 5 per cent, in equipment rent expense was due primarily to foreign exchange.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

In the third quarter of 2003, CPR had a foreign exchange loss on long-term debt of $4 million ($4 million after tax), compared with a loss of $47 million ($43 million after tax) in the third quarter of 2002.

Results for the first nine months of 2003 include a special charge of $228 million ($150 million after tax) related to eliminating 820 job positions, writing down to fair value under-performing assets, and restructuring CPR’s Northeastern U.S. network. The special charge is comprised of: a $105-million accrual ($69 million after tax) to eliminate 370 job positions in 2003, 330 in 2004, and 120 in 2005; a $116-million write-down ($75 million after tax) of CPR’s investment in its Northeastern U.S. operations to more accurately reflect the current fair value of the operations and the impact of restructuring; and a $7-million write-off ($6 million after tax) of non-beneficial assets as CPR absorbs its supply chain management subsidiary into the railway and ends its participation in an industry-wide procurement entity. In the same period of 2002, CPR had a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

Foreign exchange gains on long-term debt in the first nine months of 2003 were $165 million ($152 million after tax). In the same period of 2002, CPR had foreign exchange gains on long-term debt of $7 million ($11 million after tax).

Note on Non-GAAP Earnings Measures: CPR’s results, excluding (or before) foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media Len Cocolicchio Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$866.0	$871.9
Other	38.3	45.4

	904.3	917.3
Operating expenses
Compensation and benefits	285.0	284.2
Fuel	84.4	85.1
Materials	39.3	40.7
Equipment rents	53.7	58.2
Depreciation and amortization	96.0	88.0
Purchased services and other	137.4	137.5

	695.8	693.7

Operating income	208.5	223.6
Other charges (Note 5)	7.4	6.7
Foreign exchange losses on long-term debt	3.9	46.9
Interest expense (Note 6)	56.2	58.6
Income tax expense	46.2	46.1

Net income	$94.8	$65.3

Basic earnings per share (Note 9)	$0.60	$0.41

Diluted earnings per share (Note 9)	$0.59	$0.41

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$2,575.7	$2,584.7
Other	121.5	130.5

	2,697.2	2,715.2
Operating expenses
Compensation and benefits	847.3	850.9
Fuel	295.3	259.3
Materials	136.2	129.7
Equipment rents	183.6	192.6
Depreciation and amortization	282.5	260.9
Purchased services and other	434.9	403.3

	2,179.8	2,096.7

Operating income before special charge	517.4	618.5
Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income	288.9	618.5
Other charges (Note 5)	20.1	14.2
Foreign exchange gains on long-term debt (Note 4)	(165.2)	(7.3)
Interest expense (Note 6)	168.4	184.7
Income tax expense	39.6	56.5

Net income	$226.0	$370.4

Basic earnings per share (Note 9)	$1.43	$2.34

Diluted earnings per share (Note 9)	$1.42	$2.33

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$360.0	$284.9
Accounts receivable	446.9	443.0
Materials and supplies	108.4	108.9
Future income taxes	89.1	72.5

	1,004.4	909.3
Investments	100.0	92.2
Net properties	8,259.5	8,149.3
Other assets and deferred charges	562.1	510.0

Total assets	$9,926.0	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$948.3	$984.2
Income and other taxes payable	20.0	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	10.2	400.8

	998.7	1,497.8
Deferred liabilities	654.3	654.4
Long-term debt	3,447.1	2,922.1
Future income taxes	1,273.4	1,200.1
Shareholders’ equity
Share capital	1,116.8	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	2,022.3	1,856.9

	3,552.5	3,386.4

Total liabilities and shareholders’ equity	$9,926.0	$9,660.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$94.8	$65.3
Add (deduct) items not affecting cash:
Depreciation and amortization	96.0	88.0
Future income taxes	43.4	43.6
Foreign exchange losses on long-term debt	3.9	46.9
Amortization of deferred charges	5.0	5.3

	243.1	249.1
Restructuring payments	(25.0)	(26.1)
Other operating activities, net	0.8	6.7
Change in non-cash working capital balances related to operations	(7.9)	(23.3)

Cash provided by operating activities	211.0	206.4

Investing activities
Additions to properties	(184.7)	(183.6)
Other investments	(7.4)	0.1
Net costs from disposal of transportation properties	(3.2)	(7.7)

Cash used in investing activities	(195.3)	(191.2)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	0.5	0.6
Net decrease in short-term borrowing	(7.2)	(186.3)
Issuance of long-term debt	324.8	—
Repayment of long-term debt	(3.4)	(2.0)

Cash provided by (used in) financing activities	294.5	(207.9)

Cash position
Increase (decrease) in net cash	310.2	(192.7)
Net cash at beginning of period	49.8	320.6

Net cash at end of period	$360.0	$127.9

Net cash is defined as:
Cash and short-term investments	$360.0	$127.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$226.0	$370.4
Add (deduct) items not affecting cash:
Depreciation and amortization	282.5	260.9
Future income taxes	32.9	49.3
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt (Note 4)	(165.2)	(7.3)
Amortization of deferred charges	15.7	13.9
Other	—	(7.2)

	620.4	680.0
Restructuring payments	(71.2)	(79.7)
Other operating activities, net	(49.4)	(61.2)
Change in non-cash working capital balances related to operations	(126.2)	(126.7)

Cash provided by operating activities	373.6	412.4

Investing activities
Additions to properties	(535.2)	(387.6)
Other investments	(13.6)	1.0
Net costs from disposal of transportation properties	(10.6)	(10.7)

Cash used in investing activities	(559.4)	(397.3)

Financing activities
Dividends on Common Shares	(60.6)	(60.6)
Issuance of Common Shares	0.7	1.9
Net increase in short-term borrowing	—	20.0
Issuance of long-term debt	695.8	—
Repayment of long-term debt	(375.0)	(405.4)

Cash provided by (used in) financing activities	260.9	(444.1)

Cash position
Increase (decrease) in net cash	75.1	(429.0)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$360.0	$127.9

Net cash is defined as:
Cash and short-term investments	$360.0	$127.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7
Net income for the period	226.0	370.4
Dividends
Common Shares	(60.6)	(60.6)

Balance, September 30	$2,022.3	$1,751.5

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003 (see Note 11).

Variable Interest Entities
Effective April 1, 2003, the Company early adopted, on a prospective basis, CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“VIE”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million, and an increase in long-term debt of $193.5 million.

3	Future accounting changes

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Asset retirement obligations
The CICA approved a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. In the fourth quarter of 2003, CPR will adopt the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. The impact is expected to be $3.5 million in 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

4	Foreign exchange gains on long-term debt

Included in foreign exchange gains on long-term debt for the nine months ended September 30, 2003, is a $4.1-million foreign exchange loss from the first quarter of 2003 on approximately US$250.0 million in cash. CPR designated the cash as a hedge, on repayment of its US$250.0 million 6.875% Debentures in the second quarter, in order to manage its exposure to fluctuations in the U.S. dollar. This loss would have otherwise been included in other charges.

5	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Amortization of discount on accruals recorded at present value	$5.0	$5.3	$15.7	$13.9
Other exchange (gains) losses	(0.3)	3.4	(2.3)	(2.8)
Charges on sale of accounts receivable	1.0	0.9	3.1	2.5
Other	1.7	(2.9)	3.6	0.6

Total other charges	$7.4	$6.7	$20.1	$14.2

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years. In the third quarter of 2002, $7.0 million of interest income related to the income tax settlement was added to “Other” as the Canadian federal and provincial tax authorities clarified the amount of interest to be paid to CPR.

6	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Interest expense	$58.1	$60.4	$173.4	$194.2
Interest income	(1.9)	(1.8)	(5.0)	(9.5)

Total interest expense	$56.2	$58.6	$168.4	$184.7

7	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This was comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

The reductions in staff will be completed by the end of 2005, however, ongoing payments of termination benefits to certain employees are expected to continue to 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

8	Restructuring and environmental remediation

At September 30, 2003, the provision for restructuring and environmental remediation was $491.5 million (December 31, 2002 - $441.8 million). This provision primarily includes labour liabilities for restructuring plans, including those discussed in Note 7, “Special charge for labour restructuring and asset impairment.” These payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with its plans for restructuring and its environmental remediation program:

      Three months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	June 30			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$396.8	—	(18.4)	2.9	—	$381.3
Other non-labour liabilities for exit plans	11.7	—	(1.8)	0.2	0.1	10.2

Total restructuring liability	408.5	—	(20.2)	3.1	0.1	391.5

Environmental remediation program	104.5	—	(4.8)	0.1	0.2	100.0

Total restructuring and environmental remediation liability	$513.0	—	(25.0)	3.2	0.3	$491.5

        Nine months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$310.3	125.3	(55.3)	9.2	(8.2)	$381.3
Other non-labour liabilities for exit plans	16.0	2.0	(6.9)	0.4	(1.3)	10.2

Total restructuring liability	326.3	127.3	(62.2)	9.6	(9.5)	391.5

Environmental remediation program	115.5	—	(9.0)	0.2	(6.7)	100.0

Total restructuring and environmental remediation liability	$441.8	127.3	(71.2)	9.8	(16.2)	$491.5

The amount accrued is included in the special charge to income while the amortization of the discount and foreign exchange are charged to income as other charges.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

9	Earnings per share

At September 30, 2003, the number of shares outstanding was 158.6 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2003	2002	2003	2002

Weighted average shares outstanding	158.6	158.5	158.5	158.4
Dilutive effect of stock options	0.8	0.5	0.7	0.6

Weighted average diluted shares outstanding	159.4	159.0	159.2	159.0

(in dollars)

Basic earnings per share	$0.60	$0.41	$1.43	$2.34
Diluted earnings per share	$0.59	$0.41	$1.42	$2.33

10	Stock-based compensation – additional disclosure

In 2003, under CPR’s stock option plans, the Company issued 1,649,580 options to purchase Common Shares at prices ranging from $31.45 to $34.15 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 533,840 SARs were issued at similar exercise prices.

During 2003, 39,120 options and 18,210 tandem SARs issued since January 1, 2002, were forfeited. The exercise prices of the options and tandem SARs forfeited ranged from $30.50 to $31.45 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

10	Stock-based compensation – additional disclosure (continued)

The options granted do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2003	2002	2003	2002

Net income (in millions)	As reported	$94.8	$65.3	$226.0	$370.4
	Pro forma	$93.1	$64.2	$221.9	$368.1

(in dollars)
Basic earnings per share	As reported	$0.60	$0.41	$1.43	$2.34
	Pro forma	$0.59	$0.41	$1.40	$2.32

Diluted earnings per share	As reported	$0.59	$0.41	$1.42	$2.33
	Pro forma	$0.58	$0.40	$1.39	$2.32

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.5 million for options issued in 2003 (2002 - $8.4 million). The weighted average assumptions were approximately:

	For the nine months
	ended September 30
	2003	2002

Expected option life (years)	4.44	4.41
Risk-free interest rate	4.06%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

11	Commitments and contingencies

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $116.9 million at September 30, 2003;

•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2003, these accruals amounted to $8.5 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(unaudited)

11	Commitments and contingencies (continued)

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plan or otherwise with respect to the assets of the pension plan that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At September 30, 2003, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

12	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	September 30	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.1	3.0
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	2.9	3.4
Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.4	2.4
After the effect of future income taxes	2.0	2.0

13	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

				Summary of Rail Data
Third Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Financial (millions, except per share data) Revenues
$866.0	$871.9	($5.9)	(0.7)	Freight	$2,575.7	$2,584.7	($9.0)	(0.3)
38.3	45.4	(7.1)	(15.6)	Other	121.5	130.5	(9.0)	(6.9)

904.3	917.3	(13.0)	(1.4)		2,697.2	2,715.2	(18.0)	(0.7)

				Expenses (1)
285.0	284.2	0.8	0.3	Compensation and benefits	847.3	850.9	(3.6)	(0.4)
84.4	85.1	(0.7)	(0.8)	Fuel	295.3	259.3	36.0	13.9
39.3	40.7	(1.4)	(3.4)	Materials	136.2	129.7	6.5	5.0
53.7	58.2	(4.5)	(7.7)	Equipment rents	183.6	192.6	(9.0)	(4.7)
96.0	88.0	8.0	9.1	Depreciation and amortization	282.5	260.9	21.6	8.3
137.4	137.5	(0.1)	(0.1)	Purchased services and other	434.9	403.3	31.6	7.8

695.8	693.7	2.1	0.3		2,179.8	2,096.7	83.1	4.0

208.5	223.6	(15.1)	(6.8)	Operating income before special charge (2)	517.4	618.5	(101.1)	(16.3)
7.4	6.7	0.7	10.4	Other charges	20.1	14.2	5.9	41.5
56.2	58.6	(2.4)	(4.1)	Interest expense	168.4	184.7	(16.3)	(8.8)
46.3	50.0	(3.7)	(7.4)	Income tax expense before non-recurring items and foreign exchange gains (losses) on long-term debt (2)	105.2	132.3	(27.1)	(20.5)

98.6	108.3	(9.7)	(9.0)	Income before non-recurring items and foreign exchange gains (losses) on long-term debt (2)	223.7	287.3	(63.6)	(22.1)

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
(3.9)	(46.9)	43.0	—	FX on LTD	165.2	7.3	157.9	—
0.1	3.9	(3.8)	—	Income tax on FX on LTD	(12.8)	3.8	(16.6)	—

(3.8)	(43.0)	39.2	—	FX on LTD (net of tax)	152.4	11.1	141.3	—
				Non-recurring items
—	—	—	—	Special charge for labour restructuring and asset impairment	(228.5)	—	(228.5)	—
—	—	—	—	Income tax on special charge	78.4	—	78.4	—

—	—	—	—	Special charge (net of tax)	(150.1)	—	(150.1)	—
—	—	—	—	Income tax settlement related to prior years	—	72.0	(72.0)	—

$94.8	$65.3	$29.5	45.2	Net income	$226.0	$370.4	($144.4)	(39.0)

				Earnings per share (EPS)
$0.60	$0.41	$0.19	46.3	Basic earnings per share	$1.43	$2.34	($0.91)	(38.9)
$0.59	$0.41	$0.18	43.9	Diluted earnings per share	$1.42	$2.33	($0.91)	(39.1)
				EPS before non-recurring items and FX on LTD
$0.62	$0.68	($0.06)	(8.8)	Basic earnings per share	$1.41	$1.81	($0.40)	(22.1)
$0.62	$0.68	($0.06)	(8.8)	Diluted earnings per share	$1.40	$1.81	($0.41)	(22.7)
158.6	158.5	0.1	0.1	Weighted average number of shares outstanding (millions)	158.5	158.4	0.1	0.1
76.9	75.6	1.3	—	Operating ratio before special charge (2) (3) (%)	80.8	77.2	3.6	—
7.6	9.2	(1.6)	—	ROCE (after tax) before non-recurring items & FX on LTD (2) (3) (%)	7.6	9.2	(1.6)	—
46.6	49.6	(3.0)	—	Net debt to net debt plus equity (%)	46.6	49.6	(3.0)	—
$201.1	$216.9	($15.8)	(7.3)	EBIT before special charge & FX on LTD (2) (3) (millions)	$497.3	$604.3	($107.0)	(17.7)
$297.1	$304.9	($7.8)	(2.6)	EBITDA before special charge & FX on LTD (2) (3) (millions)	$779.8	$865.2	($85.4)	(9.9)

(1)	Before special charge for labour restructuring and asset impairment.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

				Summary of Rail Data (Page 2)
Third Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Commodity Data
				Freight Revenues (millions)
$183.6	$169.1	$14.5	8.6	- Grain	$455.7	$469.3	($13.6)	(2.9)
106.5	109.7	(3.2)	(2.9)	- Coal	327.8	339.2	(11.4)	(3.4)
97.3	92.3	5.0	5.4	- Sulphur and fertilizers	318.9	302.8	16.1	5.3
83.6	90.2	(6.6)	(7.3)	- Forest products	255.1	271.3	(16.2)	(6.0)
99.0	106.3	(7.3)	(6.9)	- Industrial products	296.2	313.4	(17.2)	(5.5)
236.5	231.0	5.5	2.4	- Intermodal	693.7	645.3	48.4	7.5
59.5	73.3	(13.8)	(18.8)	- Automotive	228.3	243.4	(15.1)	(6.2)

$866.0	$871.9	($5.9)	(0.7)	Total Freight Revenues	$2,575.7	$2,584.7	($9.0)	(0.3)

				Millions of Revenue Ton-Miles (RTM)
5,800	5,148	652	12.7	- Grain	15,885	15,416	469	3.0
5,439	5,424	15	0.3	- Coal	16,263	16,730	(467)	(2.8)
4,208	3,740	468	12.5	- Sulphur and fertilizers	13,805	12,050	1,755	14.6
2,737	2,762	(25)	(0.9)	- Forest products	8,230	8,250	(20)	(0.2)
3,354	3,259	95	2.9	- Industrial products	9,685	9,430	255	2.7
6,178	5,839	339	5.8	- Intermodal	18,002	16,554	1,448	8.7
508	648	(140)	(21.6)	- Automotive	1,937	2,167	(230)	(10.6)

28,224	26,820	1,404	5.2	Total RTMs	83,807	80,597	3,210	4.0

				Freight Revenue per RTM (cents)
3.17	3.28	(0.11)	(3.4)	- Grain	2.87	3.04	(0.17)	(5.6)
1.96	2.02	(0.06)	(3.0)	- Coal	2.02	2.03	(0.01)	(0.5)
2.31	2.47	(0.16)	(6.5)	- Sulphur and fertilizers	2.31	2.51	(0.20)	(8.0)
3.05	3.27	(0.22)	(6.7)	- Forest products	3.10	3.29	(0.19)	(5.8)
2.95	3.26	(0.31)	(9.5)	- Industrial products	3.06	3.32	(0.26)	(7.8)
3.83	3.96	(0.13)	(3.3)	- Intermodal	3.85	3.90	(0.05)	(1.3)
11.71	11.31	0.40	3.5	- Automotive	11.79	11.23	0.56	5.0
3.07	3.25	(0.18)	(5.5)	Freight Revenue per RTM	3.07	3.21	(0.14)	(4.4)
				Carloads (thousands)
82.3	75.2	7.1	9.4	- Grain	215.0	211.5	3.5	1.7
87.1	86.6	0.5	0.6	- Coal	262.6	267.7	(5.1)	(1.9)
44.6	41.2	3.4	8.3	- Sulphur and fertilizers	143.0	132.9	10.1	7.6
40.5	43.2	(2.7)	(6.3)	- Forest products	125.0	131.1	(6.1)	(4.7)
63.0	66.2	(3.2)	(4.8)	- Industrial products	192.1	202.1	(10.0)	(4.9)
276.5	262.0	14.5	5.5	- Intermodal	794.2	736.8	57.4	7.8
37.4	40.6	(3.2)	(7.9)	- Automotive	131.2	130.5	0.7	0.5

631.4	615.0	16.4	2.7	Total Carloads	1,863.1	1,812.6	50.5	2.8

				Freight Revenue per Carload
$2,231	$2,249	($18)	(0.8)	- Grain	$2,120	$2,219	($99)	(4.5)
1,223	1,267	(44)	(3.5)	- Coal	1,248	1,267	(19)	(1.5)
2,182	2,240	(58)	(2.6)	- Sulphur and fertilizers	2,230	2,278	(48)	(2.1)
2,064	2,088	(24)	(1.1)	- Forest products	2,041	2,069	(28)	(1.4)
1,571	1,606	(35)	(2.2)	- Industrial products	1,542	1,551	(9)	(0.6)
855	882	(27)	(3.1)	- Intermodal	873	876	(3)	(0.3)
1,591	1,805	(214)	(11.9)	- Automotive	1,740	1,865	(125)	(6.7)
1,372	1,418	(46)	(3.2)	Freight Revenue per Carload	1,382	1,426	(44)	(3.1)

				Summary of Rail Data (Page 3)
Third Quarter					Year-to-date

2003	2002 (1)	Variance	%		2003	2002 (1)	Variance	%

				Operations and Productivity
54,169	51,896	2,273	4.4	Freight gross ton-miles (GTM) (millions)	161,701	155,738	5,963	3.8
28,224	26,820	1,404	5.2	Revenue ton-miles (RTM) (millions)	83,807	80,597	3,210	4.0
9,739	9,583	156	1.6	Train-miles (thousands)	29,811	28,176	1,635	5.8
3.07	3.25	(0.18)	(5.5)	Freight revenue per RTM (cents)	3.07	3.21	(0.14)	(4.4)
2.47	2.59	(0.12)	(4.6)	Total operating expenses per RTM (2) (cents)	2.60	2.60	—	—
1.28	1.34	(0.06)	(4.5)	Total operating expenses per GTM (2) (cents)	1.35	1.35	—	—
71.44	72.39	(0.95)	(1.3)	Total operating expenses per train-mile (2) (dollars)	73.12	74.41	(1.29)	(1.7)
16,522	16,504	18	0.1	Number of active employees at end of period	16,522	16,504	18	0.1
16,569	16,618	(49)	(0.3)	Average number of active employees	16,145	16,092	53	0.3
13,898	13,888	10	0.1	Miles of road operated at end of period (3)	13,898	13,888	10	0.1
3,269	3,123	146	4.7	GTMs per average active employee (000)	10,016	9,678	338	3.5
3,898	3,737	161	4.3	GTMs per mile of road operated (3) (000)	11,635	11,214	421	3.8
656	673	(17)	(2.5)	GTMs per active locomotive per day (000)	652	681	(29)	(4.3)
5,562	5,415	147	2.7	Average train weights (tons)	5,424	5,527	(103)	(1.9)
4,125	3,934	191	4.9	Average train length (feet)	4,038	3,955	83	2.1
25.6	28.1	(2.5)	(8.9)	Average train speed (mph)	25.6	27.6	(2.0)	(7.2)
168	164	4	2.4	On-line car-miles per car-day	171	163	8	4.9
1.18	1.19	(0.01)	(0.8)	U.S. gallons of fuel per 1,000 GTMs	1.25	1.24	0.01	0.8
0.84	0.78	0.06	7.7	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.89	0.75	0.14	18.7
63.8	61.9	1.9	3.1	Diesel fuel consumed – freight & yard (million U.S. gallons)	202.5	192.6	9.9	5.1
2.8	4.0	(1.2)	(30.0)	FRA personal injuries per 200,000 employee-hours	3.0	3.8	(0.8)	(21.1)
1.7	1.9	(0.2)	(10.5)	FRA train accidents per million train-miles	1.7	1.7	—	—

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Excludes special charge for labour restructuring and asset impairment.

(3)	Excludes track on which CPR has haulage rights.

Canadian Pacific Railway

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2003

2	Operating Results
9	Other Income Statement Items
9	Changes in Accounting Policy
9	Liquidity and Capital Resources
12	Business Risks and Critical Accounting Estimates
17	Forward-Looking Information

This Management’s Discussion and Analysis supplements the consolidated financial statements and related notes for the three-month and nine-month periods ended September 30, 2003. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

1

Operating Results

Net income for Canadian Pacific Railway Limited (“CPR” or the “Company”) for the third quarter of 2003 was $30 million higher than the comparable period in 2002, increasing to $95 million in 2003 from $65 million in 2002. For the nine-month period, net income decreased $144 million, to $226 million in 2003 from $370 million in 2002. Net income for the third quarter benefited from lower foreign exchange losses on long-term debt as the Canadian dollar strengthened relative to the United States (“U.S.”) dollar (“FX”). The year-to-date net income declined due to the net effect of FX on U.S.-dollar denominated revenues and expenses, and a special charge (the “special charge”) taken in the second quarter, offset by the positive effect that FX had on foreign exchange gains (losses) on long-term debt (“FX on LTD”). The special charge is discussed further in this Management’s Discussion and Analysis (“MD&A”) under the heading “Special Charge” in the section entitled “Business Risks and Critical Accounting Estimates”.

Operating income for the third quarter of 2003 decreased $15 million to $209 million in 2003 from $224 million in 2002. Year-to-date operating income declined $329 million, to $289 million in 2003 from $618 million in 2002. Most of the decline for the third quarter was due to the net effect of FX on U.S.-dollar denominated revenues and expenses. The decrease in year-to-date operating income was mainly due to the special charge, but was also negatively affected by high fuel prices, FX and severe winter weather conditions and derailments.

Diluted earnings per share (“EPS”), for the third quarter increased $0.18 to $0.59 in 2003 from $0.41 in 2002. For the nine-month period diluted EPS declined $0.91 to $1.42 in 2003 from $2.33 in 2002.

Non-GAAP Earnings

CPR’s operating results, excluding FX on LTD and non-recurring items, as described in this MD&A, are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding FX on LTD, the impact of volatile short-term exchange rate fluctuations, which can only be realized when net U.S.-dollar denominated long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and FX on LTD, have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and FX on LTD, to net income is presented on the following page.

2

Summarized consolidated statement of income	Three months		Nine months
(Reconciliation of non-GAAP earnings to GAAP earnings)	ended September 30		ended September 30
(in millions)	(unaudited)		(unaudited)
	2003	2002	2003	2002

Revenues	$904	$918	$2,697	$2,715
Operating expenses, excluding special charge (1)	695	694	2,180	2,097

Operating income, excluding special charge (1)	209	224	517	618

Other charges	8	7	20	14
Interest expense	56	59	168	185
Income tax expense, excluding income tax on FX on LTD and non-recurring income tax items (1)	46	50	105	132

Income, excluding non-recurring items and FX on LTD (1)	99	108	224	287

FX on LTD	(4)	(47)	165	7
Income tax on FX on LTD	—	4	(13)	4

FX on LTD (net of tax)	(4)	(43)	152	11
Non-recurring items:
Special charge	—	—	(228)	—
Income tax on special charge	—	—	78	—

Special charge (net of tax)	—	—	(150)	—
Income tax recovery	—	—	—	72

Net income	$95	$65	$226	$$370

(1)	These earnings measures have no standardized meanings and are not defined by Canadian GAAP and, therefore, may not be readily comparable to similar measures of other companies. Non-recurring items are described under the subheading “Non-Recurring Items”.

Income, excluding non-recurring items and FX on LTD, for the third quarter was down $9 million to $99 million in 2003 from $108 million in 2002, and for the nine-month period it decreased $63 million to $224 million in 2003 from $287 million in 2002. The Company was able to generate increased freight traffic volumes in the third quarter of 2003, compared with this period of 2002, however, the effect of FX on U.S.-dollar denominated revenues and expenses caused a decline in income, excluding non-recurring items and FX on LTD. In addition, year-to-date income was negatively affected by severe winter weather conditions, derailments and persistently high fuel prices.

Operating income decreased $15 million for the third quarter of 2003 to $209 million from $224 million in 2002. Year-to-date operating income, excluding the special charge, declined $101 million to $517 million in 2003 from $618 million in 2002. Most of the decline in the third quarter and year-to-date operating income was due to the effect of FX on U.S.-dollar denominated revenues and expenses. In addition, the year-to-date operating income was adversely affected by severe winter weather conditions, derailments and higher fuel prices.

Diluted EPS, excluding non-recurring items and FX on LTD, for the third quarter was down $0.06 to $0.62 in 2003 from $0.68 in 2002, and for the year-to-date it was $0.41 less, going to $1.40 in 2003 from $1.81 in 2002.

The Company’s operating ratios, excluding the special charge, for the third quarters of 2003 and 2002 were 76.9% and 75.6%, respectively, and for the first nine months of 2003 and 2002 were 80.8% and 77.2%, respectively. The operating ratio, excluding the special charge, is calculated by dividing total operating expenses, excluding the special charge, by total revenues.

3

Performance indicators	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Operating ratio, excluding special charge (1)	76.9%	75.6%	80.8%	77.2%

Basic EPS	$0.60	$0.41	$1.43	$2.34
Diluted EPS	$0.59	$0.41	$1.42	$2.33

Basic EPS, excluding non-recurring items and FX on LTD (1)	$0.62	$0.68	$1.41	$1.81
				$1.81
Diluted EPS, excluding non-recurring items and FX on LTD (1)	$0.62	$0.68	$1.40

(1)	These earnings measures have no standardized meanings and are not defined by Canadian GAAP and, therefore, may not be readily comparable to similar measures of other companies. Non-recurring items are described under the subheading “Non-Recurring Items”.

•	Non-Recurring Items

The special charge, recorded in the second quarter of 2003, of $150 million after tax ($228 million before tax), recognizes the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets.

In 2002, there was one non-recurring item of $72 million resulting from a favourable income tax ruling relating to prior years.

Volumes

CPR’s revenue ton-miles (“RTMs”) in the third quarter of 2003 increased 5% to 28,224 million, from 26,820 million in the same period of 2002. RTMs for the nine-month period grew by 4% to 83,807 million in 2003, from 80,597 million in 2002.

The Company’s carloads increased 3% in the third quarter of 2003 to 631 thousand, from 615 thousand in the same period of 2002. Carloads grew by 3% for the nine-month period to 1,863 thousand in 2003, from 1,813 thousand in 2002.

Volumes	Three months		Nine months
	ended September 30		ended September 30

	2003	2002	2003	2002

Carloads (in thousands)
Grain	82	75	215	212
Coal	87	87	263	268
Sulphur and fertilizers	45	41	143	133
Forest products	40	43	125	131
Industrial products	63	66	192	202
Intermodal	277	262	794	737
Automotive	37	41	131	130

Total carloads	631	615	1,863	1,813

Revenue ton-miles (in millions)
Grain	5,800	5,148	15,885	15,416
Coal	5,439	5,424	16,263	16,730
Sulphur and fertilizers	4,208	3,740	13,805	12,050
Forest products	2,737	2,762	8,230	8,250
Industrial products	3,354	3,259	9,685	9,430
Intermodal	6,178	5,839	18,002	16,554
Automotive	508	648	1,937	2,167

Total revenue ton-miles	28,224	26,820	83,807	80,597

4

Revenues

Total revenues in the third quarter of 2003 decreased by $14 million to $904 million, from $918 million in 2002. Year-to-date, revenues were down $18 million to $2,697 million in 2003 from $2,715 million in 2002. Strong volume growth was achieved in the third quarter of 2003 compared to 2002, however, the $53 million negative impact of FX on U.S.-dollar denominated revenues more than offset this growth. Year-to-date total revenues were negatively affected by $112 million due to the effect of FX.

Freight revenues decreased $6 million to $866 million in the third quarter of 2003 from $872 million in the same period of 2002, and declined by $9 million in the nine-month period for 2003 to $2,576 million from $2,585 million in 2002. Volume growth of 5% in the third quarter and 4% year-to-date helped to offset the negative effect of FX on freight revenues of $51 million in the third quarter and $108 million year-to-date. In the third quarter, grain revenues improved as crop shipments began to recover from the effects of the drought, and revenue increased in the import/export containers, domestic intermodal and sulphur and fertilizer businesses.

	Three months		Nine months
Freight revenues	ended September 30		ended September 30
(in millions)	(unaudited)		(unaudited)
	2003	2002	2003	2002

Grain	$184	$169	$456	$469
Coal	107	110	328	339
Sulphur and fertilizers	97	92	319	303
Forest products	84	90	255	271
Industrial products	99	106	296	314
Intermodal	236	231	694	645
Automotive	59	74	228	244

Total freight revenues	$866	$872	$2,576	$2,585

•	Grain

Grain revenues increased $15 million (increased $26 million, net of the effect of FX) to $184 million in the third quarter of 2003 from $169 million in the same period in 2002, and decreased $13 million (increased $7 million, net of the effect of FX) to $456 million in the nine-month period of 2003 from $469 million for the same period in 2002. During the third quarter of 2003, both U.S. and Canadian grain shipments benefited from a larger crop production and favourable market conditions. This growth was partially offset by a reduction in revenues as a result of the effect of FX. The 2003 year-to-date revenues also reflect the effects of the prior-year’s drought and a labour disruption at the Port of Vancouver during the first quarter.

•	Coal

In the third quarter, coal revenues showed a slight decrease of $3 million (unchanged, net of the effect of FX) as they declined to $107 million for 2003 from $110 million in 2002. For the nine-month period, these revenues were $11 million lower (decreased $5 million, net of the effect of FX), decreasing to $328 million in 2003 from $339 million in 2002. The reduction was due to the effect of FX. Year-to-date revenues were also affected by lower export rail shipments.

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•	Sulphur and Fertilizers

Sulphur and fertilizer revenues increased during the third quarter by $5 million (increased $9 million, net of the effect of FX) to $97 million in 2003 from $92 million for the same period in 2002. Year-to-date revenues were up $16 million (increased $26 million, net of the effect of FX), increasing to $319 million in 2003 from $303 million for 2002. The higher sulphur rates (which are tied to the market price) and strong export volumes for potash resulted in higher revenues for 2003. This growth was partially offset by the effect of FX and declines in the chemical-based fertilizer market.

•	Forest Products

Forest products revenues decreased by $6 million (increased $1 million, net of the effect of FX) to $84 million in the third quarter of 2003 from $90 million for the same period in 2002, and declined by $16 million (decreased $1 million, net of the effect of FX) to $255 million in the nine-month period of 2003 from $271 million for the same period in 2002. Lower revenues were mainly due to the effect of FX.

•	Industrial Products

During the third quarter of 2003, industrial products revenues decreased by $7 million (increased $2 million, net of the effect of FX) to $99 million from $106 million for the same period in 2002. The nine-month period showed a decrease of $18 million (increased $2 million, net of the effect of FX) to $296 million in 2003 from $314 million for the same period of 2002. The decrease in revenues was mainly due to the effect of FX.

•	Intermodal

Intermodal revenues showed an increase of $5 million (increased $16 million, net of the effect of FX) in the third quarter of 2003, rising to $236 million from $231 million for the same period in 2002. Year-to-date revenues reflected growth of $49 million (increase of $70 million, net of the effect of FX), to $694 million in 2003 from $645 million in 2002. For the third quarter and year-to-date, CPR’s import-export business continued to benefit from increased volumes at the Port of Vancouver. CPR’s domestic intermodal market grew largely due to the success of its co-location initiative, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals.

•	Automotive

In the third quarter of 2003, automotive revenues dropped by $15 million (decreased $8 million, net of the effect of FX) to $59 million from $74 million in 2002. In the nine-month period of 2003 revenues decreased $16 million (decreased $1 million, net of the effect of FX) to $228 million from $244 million in 2002. Revenues were lower in the third quarter due to power outages in Eastern Canada and the Northeastern U.S., and a decline in consumer demand. For the nine-month period, these factors were mitigated by increased revenues in the first quarter of 2003, driven by new business in existing accounts.

•	Other Revenues

Other revenues decreased by $7 million (decreased $5 million, net of the effect of FX) to $38 million in the third quarter of 2003 from $45 million for the same period in 2002, and by $9 million (decreased $5 million, net of the effect of FX) to $122 million in the nine-month period of 2003 from $131 million for the same period in 2002. Other revenues were lower primarily due to favourable adjustments in the second and third quarters of 2002 to a gain on a property sale from a previous period.

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	Three months		Nine months
	ended September 30		ended September 30
Performance indicators	(unaudited)		(unaudited)
	2003	2002(1)	2003	2002(1)

Gross ton-miles (“GTM”) of freight (millions)	54,169	51,896	161,701	155,738
Train miles (thousands)	9,739	9,583	29,811	28,176
Freight revenue per RTM (cents)	3.07	3.25	3.07	3.21
Total operating expenses, excluding special charge, per train mile (dollars)	71.44	72.39	73.12	74.41
Average number of active employees (2)	16,569	16,618	16,145	16,092
Miles of road operated at end of period (3)	13,898	13,888	13,898	13,888
GTMs per active locomotive per day (thousands)	656	673	652	681
GTMs per mile of road operated (thousands)(3)	3,898	3,737	11,635	11,214
GTMs per average active employee (thousands) (2)	3,269	3,123	10,016	9,678
Average train weights (tons)	5,562	5,415	5,424	5,527
U.S. gallons of fuel per thousand GTMs	1.18	1.19	1.25	1.24
FRA personal injuries per 200,000 employee-hours	2.8	4.0	3.0	3.8
FRA train accidents per million train miles	1.7	1.9	1.7	1.7

(1) Certain prior period figures have been restated to conform with the presentation used in 2003.
(2) Average of active employees at end of each month.
(3) Excluding track on which CPR has haulage rights.

Operating Expenses, Excluding the Special Charge

Operating expenses, excluding the special charge, increased by $1 million to $695 million in the third quarter of 2003 from $694 million for the same period of 2002, and by $83 million to $2,180 million for the first nine months of 2003 from $2,097 million for the same period in 2002. For the third quarter of 2003, FX had a $36 million favourable impact on operating expenses, which was offset by an increase in workload, depreciation and labour costs. Year-to-date expenses were favourably impacted by $81 million from the effect of FX, which was offset by an 8% increase in expenses. The increase in year-to-date expenses was due to the factors mentioned previously and service disruptions caused by severe winter weather conditions and derailments.

Operating expenses,	Three months		Three months		Nine months		Nine months
excluding special charge	ended September 30, 2003		ended September 30, 2002		ended September 30, 2003		ended September 30, 2002
(in $ millions)	(unaudited)		(unaudited)		(unaudited)		(unaudited)
	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$285	31.5%	$284	30.9%	$847	31.4%	$851	31.3%
Fuel	84	9.3	85	9.3	295	10.9	259	9.5
Materials	39	4.3	41	4.5	136	5.1	130	4.8
Equipment rents	54	6.0	58	6.3	184	6.8	193	7.1
Depreciation and amortization	96	10.6	88	9.6	283	10.5	261	9.6
Purchased services and other	137	15.2	138	15.0	435	16.1	403	14.9

Total	$695	76.9%	$694	75.6%	$2,180	80.8%	$2,097	77.2%

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•	Compensation and Benefits

Compensation and benefits expenses for the third quarter of 2003 increased by $1 million (increased $11 million, net of the effect of FX) to $285 million from $284 million in 2002, and decreased $4 million (increased $19 million, net of the effect of FX) to $847 million for the nine-month period of 2003 from $851 million for the same period of 2002. Expenses remained relatively flat in the third quarter as higher costs associated with inflation, crew training and freight volumes were offset by lower variable incentive compensation costs, restructuring initiatives and the positive impact of FX. Year-to-date expenses also included expense adjustments from the first quarter of 2003, which more than offset the impacts of inflation and higher pension expense.

•	Fuel

In the third quarter of 2003, fuel expenses decreased by $1 million (increased $7 million, net of the effect of FX) to $84 million from $85 million for 2002, and increased by $36 million (increased $53 million, net of the effect of FX) for the nine-month period of 2003 to $295 million from $259 million for the same period of 2002. The decrease for the quarter was largely due to significantly higher fuel prices in 2003 and an increase in GTMs, which were more than offset by CPR’s fuel hedging program, improved fuel efficiency and the positive effect of FX. The year-to-date expenses were affected by these factors, as well as by higher consumption rates in the first quarter of 2003 due to severe winter operating conditions.

•	Materials, Purchased Services and Other

During the third quarter, materials, purchased services and other expenses decreased by $3 million (increased $9 million, net of the effect of FX) to $176 million in 2003 from $179 million for 2002. For the year-to-date, these expenses increased by $38 million (increased $61 million, net of the effect of FX) to $571 million in 2003 from $533 million in 2002. For the third quarter, the decrease reflected a rise in volume-related and casualty expenses, which were more than offset by the beneficial impact of FX and lower track maintenance costs as crews were assigned to capital projects. The year-to-date increase also reflected higher insurance premiums, derailment costs and severe weather conditions. The variance for the first nine months also includes a $15 million insurance settlement benefit in 2002.

•	Equipment Rents

Equipment rents expenses decreased by $4 million (increased $2 million, net of the effect of FX) to $54 million in the third quarter of 2003 from $58 million for the same period of 2002, and by $9 million (increased $5 million, net of the effect of FX) to $184 million for the nine-month period of 2003 from $193 million for the same period of 2002. The decrease for the third quarter primarily resulted from the positive impact of FX. The increase in year-to-date expenses that resulted from weather-related service issues in the first quarter were more than offset by the positive effect of FX.

•	Depreciation and Amortization

Depreciation and amortization expenses increased by $8 million (increased $10 million, net of the effect of FX) to $96 million in the third quarter of 2003 from $88 million for the same period of 2002, and by $22 million (increased $27 million, net of the effect of FX) to $283 million for the nine-month period of 2003 from $261 million for the same period of 2002. The increase was largely due to additions to CPR’s capital assets, partially mitigated by the effect of FX.

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Other Income Statement Items

•	Other Charges

Other charges increased $1 million during the third quarter of 2003 to $8 million from $7 million in 2002. For the nine-month period of 2003, other charges increased by $6 million to $20 million from $14 million for the same period of 2002. The increase is due to a benefit in the third quarter of 2002 from interest income on a one-time tax recovery, offset by foreign exchange losses on working capital due to the strengthening U.S. dollar during that period, with no corresponding amounts in 2003. The year-to-date increase was due primarily to the interest income on the tax recovery.

•	Foreign Exchange Gains (Losses) on Long-Term Debt

The Company experienced a decrease of $43 million on the foreign exchange loss on long-term debt of $(4) million in the third quarter of 2003 compared with $(47) million in 2002. For the nine-month period, the foreign exchange gain on long-term debt increased $158 million to $165 million in 2003 from $7 million in 2002. The change in gains and losses during these periods was due to the effect of FX on net U.S.-dollar denominated long-term debt.

•	Interest Expense

Interest expense decreased by $3 million (increased $3 million, net of the effect of FX) to $56 million in the third quarter of 2003 from $59 million for the same period of 2002, and decreased by $17 million (decreased $3 million, net of the effect of FX) to $168 million for the nine-month period of 2003 from $185 million for the same period of 2002. The decreases were due to the replacement of higher-cost debt with lower-cost debt and the positive impact of FX. This was partially offset by the interest on the new $350 million 4.9% medium term notes issued in July 2003.

•	Income Taxes

The effective income tax rates on income, excluding non-recurring items and FX on LTD, for each of the third quarter and first nine months of 2003 was 32.0%. The effective rate for the third quarter of 2002 was 31.6% and 31.5% for the year-to-date. In 2002, the Company reported an income tax recovery of approximately $72 million resulting from a favourable tax decision by the Federal Court of Appeal.

Changes in Accounting Policy

Changes in accounting policy are discussed in detail in Note 2 of the Notes to the Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2003, under the heading “New accounting policies”.

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Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

•	Operating Activities

Cash provided by operating activities increased in the third quarter of 2003 by $5 million to $211 million from $206 million in 2002, and decreased by $38 million to $374 million for the nine-month period of 2003 from $412 million for the same period of 2002. The increase for the third quarter of 2003 was largely due to an improvement in working capital. The overall decrease in cash from operations for the nine months was mainly due to lower net income in 2003.

In the third quarter of 2003, cash payments related to severance under all restructuring initiatives, discussed in this MD&A under the sub-heading “Restructuring”, and CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, amounted to $25 million, compared with $26 million in the same quarter of 2002. For the year-to-date period, these cash payments totalled $71 million, compared with $80 million for the same period of 2002. The total accrued restructuring and environmental liability at September 30, 2003, was $491 million, of which $170 million is included in current liabilities.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR as required.

•	Investing Activities

Cash used in investing activities increased by $4 million to $195 million in the third quarter of 2003 from $191 million for the same period of 2002, and by $162 million to $559 million for the nine-month period of 2003 from $397 million for the same period of 2002. The third quarter increase was mainly due to increased capital spending on track projects. The year-to-date 2003 investing activity grew due to the increased spending on track projects, and the purchase of new locomotives in the first quarter of 2003.

•	Financing Activities

Cash from financing activities was a source of funds of $295 million in the third quarter of 2003, and $261 million for the nine-month period. Compared to the same periods of 2002, additional funds of $502 million and $705 million were generated in the third quarter and year-to-date respectively. The increase in cash was due to the issuance of $350 million of long-term debt in the third quarter of 2003 and a repayment of a short-term borrowing facility in the third quarter of 2002. For the year-to-date, additional funds were raised through the issuance of US$250 million of debt in March 2003.

During the third quarter, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements concurrent with the issuance of its $350 million medium-term notes on July 2, 2003, due June 2010. A total of $105 million of fixed-rate debt was exchanged to US$77.3 million floating rate U.S.-dollar denominated debt.

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The Company also entered into fixed-to-floating rate swap agreements of US$150 million, which will convert a portion of its US$400 million 6.25% notes to floating rate debt.

At the end of the third quarter of 2003, CPR’s net-debt to net-debt-plus-equity ratio improved to 46.6%, compared with 49.6% at September 30, 2002. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments.

CPR has available, as sources of financing, credit facilities of up to $534 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

Balance Sheet

The Company has assets totalling $9,926 million at September 30, 2003, compared with assets of $9,661 million at December 31, 2002. The increase in assets was due to cash retained from the issue of $350 million of long-term debt in the third quarter of 2003 and capital additions for locomotives and track replacement programs.

Financial Instruments

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with variable interest rate loans, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S.-dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

11

Summary of Contractual Obligations and Commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments as at September 30, 2003, under contracts such as debt, lease arrangements and commercial commitments:

Liabilities at September 30, 2003
reflected on the balance sheet	Payments due by period
(in millions)

			2004	2006	After
	Total	2003	& 2005	& 2007	2007

Long-term debt	$3,075	$3	$263	$29	$2,780

Capital lease obligations	382	—	10	16	356

Total contractual obligations	$3,457	$3	$273	$45	$3,136

Other commitments and contingencies on	Amount of commitment and contingencies per period
future operating income
(in millions)

			2004	2006	After
	Total	2003	& 2005	& 2007	2007

Supplier purchase obligations	$1,020	$97	$352	$183	$388

Operating leases (1)	420	30	201	114	75

Letters of credit	282	134	148	—	—

Capital commitments	58	42	14	2	—

Sale of accounts receivable	120	120	—	—	—

Surety bonds	47	24	23	—	—

Interest rate swaps on long-term debt — unrealized gain	(12)	(1)	—	—	(11)

Crude oil futures — unrealized gain	(20)	(3)	(14)	(3)	—

Total commitments and contingencies	$1,915	$443	$724	$296	$452
(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $117 million primarily in 2004 and beyond. Based on independent appraisals, management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

Business Risks and Critical Accounting Estimates

Future Trends, Commitments and Risks

The future trends, commitments and risks disclosed in CPR’s MD&A for the year ended December 31, 2002, and for the first two quarters of 2003 remain substantially unchanged, except for the following recent developments:

CPR continues to work closely with Canadian and U.S. officials to ensure the safe and secure movement of goods across the U.S. border. Under a joint Declaration of Principles signed in April 2003, CPR committed to work with Canadian and U.S. customs agencies to install sophisticated cargo screening systems that will scan U.S.-bound rail shipments at selected border crossings. This new

12

border security initiative gets under way in late October with the commissioning of the first Vehicle and Cargo Inspection System (“VACIS”) at Portal, North Dakota. The remaining five VACIS machines are expected to be commissioned at CPR’s border crossings through the fall and winter. As well, new radiation detection devices and more stringent advanced electronic reporting requirements will be introduced. This joint government-industry initiative was the culmination of several months of discussion about ways to enhance the security of U.S.-bound rail shipments while at the same time ensuring uninterrupted access to the U.S. market for CPR customers.

CPR is a certified carrier with the U.S. Customs-Trade Partnership Against Terrorism (C-TPAT) and with the Canada Customs’ Partners in Protection program. CPR is also a Canada Customs Self Assessment-approved carrier.

Following a 39-day strike and lockout, CPR settled its dispute with the Rail Canada Traffic Controllers on July 31, 2003. The settlement, which provided for standard and pattern wage, benefit and work rule improvements, was ratified on August 5, 2003. The Rail Traffic Controllers were replaced with management during the dispute.

The Company’s collective agreement with the Canadian Council of Railway Operating Unions (“CCROU”), which represents the running trades employees, expired on December 31, 2002. In July 2003, the United Transportation Union filed an application with the Canada Industrial Relations Board (CIRB) to represent this group of employees. This activity has caused CPR’s negotiation with the CCROU to be suspended at present. The CIRB is currently dealing with this application and resumption of negotiations is not anticipated before the new year.

CPR’s collective agreements with the Brotherhood of Maintenance of Way Employees and the United Steel Workers of America will expire on December 31, 2003. Negotiations to renew their collective agreements have commenced with both labour organizations.

A final decision was made in the U.S. Department of Commerce anti-dumping and countervailing duty cases with respect to Canadian grain. The previous ruling on Canadian durum was overturned and the duty on durum was removed. The U.S. has re-filed its complaint against the Government of Canada and the Canadian Wheat Board at the World Trade Organization. A ruling on this matter is expected in the summer of 2004.

CPR is one of three short-listed bidders under a Request For Proposals process initiated by the government of British Columbia (“B.C.”) regarding the future operation of BC Rail. The short-listed bidders, including CPR, have largely completed their due diligence and are awaiting further advice from the B.C. government as to the next phase of the proposal process.

Special Charge

In the second quarter of 2003, CPR recorded a special charge in the amount of $228 million, in order to recognize the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets.

The special charge included $105 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the Company as a result of the staff downsizing. In addition, a $116 million write-down to fair value of the assets of CPR’s Northeastern U.S. subsidiary, the Delaware & Hudson

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Railway Company, Inc. (“D&H”), including a $22 million accrual for the impact of the labour restructuring. The special charge also includes the write-off of two other non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totaling $7 million.

The $105 million charge related to the staff reduction initiative is for the elimination of 820 job positions over the next three years: 370 positions in 2003, 330 positions in 2004 and 120 positions in 2005. By the end of the third quarter, 244 of the 370 reductions had been achieved. CPR, however, will continue to selectively hire in specific areas of the business as required by growth or changes in traffic patterns.

Also included in this charge is $2 million for the future rental payments for a property that has ceased to be used by CPR as a result of staff reduction initiatives. Payments of termination benefits and property rents are expected to occur until 2009.

The cash payments, including restructuring costs for the D&H, are expected to be: $17 million in the fourth quarter of 2003, $45 million in 2004, $19 million in 2005, $17 million in 2006 and $28 million in the remaining years to 2009. These payments are expected to be funded from CPR’s general operations.

Productivity improvements stemming from the elimination of these job positions are anticipated to result in lower compensation and benefits expenses of approximately: $11 million in 2003, $43 million in 2004, $58 million in 2005 and $62 million in future years as the full year benefit of the final staff reductions is realized. The job eliminations have contributed $4 million in savings by the end of the third quarter of 2003, and $5 million year-to-date.

The write-down of the assets of D&H of $94 million results in a more accurate reflection of the current fair value of its operations. Following this asset impairment charge, CPR will restructure the D&H to improve its economic performance.

The write-off of CPR’s investments in two under-performing assets amounted to $7 million. Administrative costs will be reduced following CPR’s absorption of its supply chain management subsidiary.

Restructuring

CPR’s restructuring liabilities as at September 30, 2003 include labour liabilities related to staff reductions planned for 2003 to 2005 which have been discussed above under the heading “Special Charge”.

The liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations. The amounts and timing of the cash payments are anticipated to be as follows: $11 million in the remainder of 2003, $58 million in 2004, $45 million in 2005, $38 million in 2006 and $169 million in the remaining years to 2025.

As at September 30, 2003, CPR’s labour liabilities, including those recorded as part of the special charge discussed above, totaled $381 million compared to $324 million at September 30, 2002. Payments in the third quarter of 2003 relating to these liabilities were $18 million compared to $25

14

million in the same quarter in 2002. For the year-to-date, payments relating to these liabilities totaled $55 million compared to $73 million in the same period in 2002.

Also included in the restructuring liabilities are accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated as follows: $5 million in the fourth quarter of 2003, $5 million in 2004, $2 million in 2005 and $1 million in the remaining years to 2009. At September 30, 2003 these liabilities, including the accrual recorded as part of the special charge in the second quarter of 2003, totaled $10 million compared to $11 million at September 30, 2002. Payments made in the third quarter relating to these items were $2 million, compared to $2 million in the same quarter in 2002. Year-to-date payments were $7 million compared to $3 million in the same period of 2002.

Critical Accounting Estimates

To prepare financial statements which conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities, using the most current information available.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Audit, Finance and Risk Management Committee of the Board of Directors.

The critical accounting estimates disclosure in the MD&A for the year ended December 31, 2002, and for the first two quarters of 2003 remains substantially unchanged, except for the following recent developments:

•	Environmental Liabilities

At September 30, 2003, the accrual for environmental remediation amounted to $100 million, of which the long-term portion amounting to $75 million was included in deferred liabilities and the short-term portion amounting to $25 million was included in accrued liabilities. Total payments in the third quarter of 2003 were $5 million, bringing the total payments after nine months to $9 million. The U.S.-dollar denominated portion of the liability was affected by FX, resulting in an increase in environmental liabilities for 2003 of $0.2 million for the third quarter and a decrease of $7 million year-to-date. Costs incurred under CPR’s environmental remediation program are charged against the accrual.

•	Pensions and Other Benefits

The Company has both defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A.

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Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) are included in the Compensation and benefits line in CPR’s income statement. For the three months ended September 30, 2003, pension expense was $1 million, consisting of defined benefit pension expense of $(0.2) million plus defined contribution pension expense (equal to contributions) of $1 million. During the third quarter, a one-time adjustment was made to pension expense which offset the $4 million expense otherwise recorded. For the year-to-date, pension expense was $10 million, consisting of $8 million of defined benefit expense and $2 million of defined contribution expense. Post-retirement benefits expense for the third quarter was $9 million, resulting in combined pension and post-retirement benefits expenses for this period of $10 million. Post-retirement benefits expense for the nine-month period was $21 million, for a combined year-to-date total of $31 million for pension and post-retirement benefits expense.

On the September 30, 2003 balance sheet, the provision for prepaid pension costs and other benefits (excluding workers’ compensation benefits) accruals totaled $244 million. Other Assets and Deferred Charges include prepaid pension costs of $379 million offset by accrued pension costs of $14 million and post-retirement benefits accruals of $121 million included in Deferred Liabilities.

As at December 31, 2002, the Company’s defined benefit pension plan had a deficit of $864 million. The funding of the plan deficit is federally regulated and the Company complies with the funding requirements. A plan surplus or deficit is calculated as the difference between an actuarially estimated obligation for pension payments and the fair market value of the assets that have been invested to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate bonds. The discount rate is one of the factors that can influence the plan deficit. Some of the other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, for every 1.0 percentage point that the discount rate varies above (or below) the estimated discount rate, it can cause the deficit to decrease (or increase) by approximately $580 million. Similarly, for every 1.0 percentage point that the actual return on assets varies above (or below) the estimated return for the year, it can cause the deficit to decrease (or increase) by approximately $50 million. If current conditions persist, this would eventually result in significant increases to funding and pension expense.

•	Property, Plant and Equipment

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of Net Properties on the balance sheet. Depreciation expense relating to properties amounted to $96 million for the third quarter of 2003 and $283 million year-to-date. At September 30, 2003, accumulated depreciation was $4,313 million.

•	Future Income Taxes

Future income tax expense totaling $43 million was included in income taxes for the third quarter of 2003, with a year-to-date expense total of $33 million.

At September 30, 2003, future income tax liabilities of $1,273 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $89 million realizable within one year were recorded as a current asset.

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•	Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income are included in Purchased Services and Other on CPR’s consolidated income statement and amounted to $15 million for the third quarter and $59 million for the nine months ended September 30, 2003.

Accruals for incidents, claims and litigation (including Workers’ Compensation Board accruals) totaled $157 million, net of insurance recoveries, at September 30, 2003. Of this accrual, $95 million is included in Deferred Liabilities, $89 million is included in Accounts Payable and Accrued Liabilities offset by $13 million included in Other Assets and Deferred Charges and $14 million included in Accounts Receivable.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. The grain crops are expected to improve from the drought conditions that affected some grain-producing areas in North America in 2002 and produce yields closer to normal levels, however weather and other factors could still influence crops. Fuel prices also remain uncertain. Fuel prices are affected by many factors, including worldwide oil demand, international politics, and the ability of major oil producing countries to comply with agreed-upon production quotas.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unclear as the value of the Canadian dollar is affected by a number of domestic and international factors including, among other things, economic performance and government monetary policies.

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There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

In the competitive environment, new rules governing railway mergers were established by the Surface Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, the ongoing review of the Canada Transportation Act (CTA) may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

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Additional information on
Canadian Pacific Railway is available on our
website at www.cpr.ca

Canadian Pacific Railway Limited
Suite 500
401 - 9th Avenue SW
Calgary, Alberta
Canada T2P 4Z4
Tel: (403) 319-7000

www.cpr.ca    TSX/NYSE: CP

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway Limited

Robert V. Horte
Senior Assistant Corporate Secretary

November 6, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs:

Re:	Filing of Interim Financial Statements and Coverage Ratios for Canadian Pacific Railway

The comparative consolidated financial statements for the period ended September 30, 2003 include updated historical asset and interest coverage ratios of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited. This information is provided in accordance with the continuous filing obligations of National Instrument 44-102 arising from Canadian Pacific Railway Company’s Medium Term Note program in respect of which a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 was filed with the securities regulatory authorities across Canada on May 28, 2002.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED

(signed)

Robert V. Horte
Senior Assistant Corporate Secretary

November 6, 2003

To the securities commission or similar authority
in each of the Provinces of Canada

Dear Sirs:

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 18, 2003, reported to the shareholders on the following financial statements incorporated by reference in the Short Form Prospectus dated May 28, 2002 relating to the sale and issue of up to $1 Billion Medium Term Notes (Unsecured) by the Company:

•	Consolidated balance sheets as at December 31, 2002 and 2001; and
•	Consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2002.

The Short Form Prospectus also incorporates by reference the following unaudited interim financial statements:

•	Consolidated balance sheet as at March 31, 2003, June 30, 2003 and September 30, 2003;
•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2003 and 2002; for the three and six-month periods ended June 30, 2003 and 2002; and for the three and nine-month periods ended September 30, 2003.

We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2002 and 2001 and the statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 2002 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2003, June 30, 2003 and September 30, 2003, and for the three-month period ended March 31, 2003 and 2002, for the three and six-month periods ended June 30, 2003 and 2002, and for the three and nine-month periods ended September 30, 2003 and 2002. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed by) “PricewaterhouseCoopers LLP”

Chartered Accountants